Exhibit (d)(32)

ADVISORY FEE WAIVER AGREEMENT

PACIFIC SELECT FUND

        ADVISORY FEE WAIVER AGREEMENT, effective as of May 1, 2005, by and between Pacific Life Insurance Company (the “Adviser”) and Pacific Select Fund (the “Trust”), on behalf of the American Funds Growth Portfolio and American Funds Growth-Income Portfolio, each a separate portfolio of the Trust (each a “Portfolio,” collectively, the “Portfolios”).

        WHEREAS, the Trust is a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company of the series type; and

        WHEREAS, the Trust and the Adviser have entered into an Investment Advisory Agreement dated November 9, 1987, amended and restated on January 1, 2005 and as may be amended from time to time (“Advisory Contract”), pursuant to which the Adviser provides investment advisory services to the Portfolios for compensation based on the value of the average daily net assets of the Portfolios; and

        WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Portfolios and their shareholders to maintain the expenses of the Portfolios at levels agreeable to the Trust and the Adviser;

        NOW THEREFORE, the parties hereto agree as follows:

I.	Advisory Fee Waiver.

A.	Amount of Waiver. During the term of this Agreement, for so long as the American Funds Growth Portfolio and American Funds Growth-Income Portfolio each invest substantially all of their assets in the Growth Fund and Growth-Income Fund, respectively, each a series of the American Funds Insurance Series, the Adviser hereby agrees to limit its total investment advisory fee as follows:

American Funds Growth Portfolio	0.36%
American Funds Growth-Income Portfolio	0.36%

II.	Term and Termination of Agreement.

        This Agreement shall have an initial term through the first to occur of May 1, 2007 or such time as the American Funds Growth Portfolio and American Funds Growth-Income Portfolio no longer invest substantially all of their assets in the Growth Fund and Growth-Income Fund, respectively. Notwithstanding the previous sentence, this Agreement shall terminate upon termination of the Advisory Contract, or it may be terminated by the Trust, without payment of any penalty, upon ninety (90) days’ prior written notice to the Adviser at its principal place of business.

III.	Miscellaneous.

A.	Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

B.	Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Contract or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Contract or the 1940 Act.

C.	Choice of Law. This Agreement shall be governed by the law of the State of California, without regard to the conflicts of law provisions thereof.

        IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

PACIFIC SELECT FUND

ATTEST:	/s/ Thomas C. Sutton

Name: Thomas C. Sutton
Title: Chairman of the Board and Trustee

PACIFIC LIFE INSURANCE COMPANY

ATTEST:	/s/ Thomas C. Sutton

Name: Thomas C. Sutton
Title: Chairman of the Board and Chief Executive Officer

ATTEST:	/s/ Audrey L. Milfs

Name: Audrey L. Milfs
Title: Secretary